Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: May 30, 2014

IMPORTANT INFORMATION:

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com.

This material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

The following email was sent to select AMEC customers on May 30, 2014:

1

Dear <insert customer respondent name>,

Thank you for agreeing to be interviewed as part of the AMEC and Foster Wheeler integration planning process. Your views are important to us and an essential input to this next evolution of AMEC’s growth.

As you know, earlier this year AMEC entered into a definitive agreement to acquire Foster Wheeler, with the deal expected to close in the second half of 2014. We believe the proposed combination of AMEC and Foster Wheeler will enable us to serve our customers better, through bringing together two highly skilled workforces, improving our geographic footprint and so our ability to serve clients wherever they are in the world, and strengthening our service provision across the whole oil & gas value chain.

The AMEC and Foster Wheeler management teams have begun certain integration planning activities, including discussions on creating a compelling purpose for the new company - what it will stand for, why it exists and what makes it different - or in other words, our brand purpose. It is this that we are seeking your views on.

We have an in-house team working alongside a brand agency, BrandCap, (http://brandcap.com/), to pull this branding together. The first stage is to gather thoughts and key insights from employees and customers, including interviews with a select number of our key clients including yourselves conducted by one of the BrandCap team.

Your interview will be by phone and last a maximum of 45 minutes. It will explore your perceptions of AMEC today, the experience AMEC delivers to customers, its position within the market as well as thinking about the opportunity for the new combined business in the future i.e. what we should we take with us in terms of our culture and perceptions in the market place and what we should leave behind.

Following the interviews we will use the insights you provide to arrive at a brand for the combined businesses, including key messaging and visual aspects to support that.

We trust you will find it a productive exercise. If you have any immediate queries then please do not hesitate to contact me or our brand project manager, Rob Whittle robert.whittle@amec.com Tel: +44 (0)207 4297511. More information about the firm offer for Foster Wheeler by AMEC is available on the investors page of the AMEC website http://www.amec.com/investors/offer-for-foster-wheeler.htm

Kind regards

<AMEC sender>